Arm Holdings plc (incorporated and registered in England and Wales under the Companies Act 2006 with company number 11299879) Notice to ADS Holders 2026 Annual General Meeting

2 LETTER FROM THE CHAIRMAN ARM HOLDINGS PLC (incorporated and registered in England and Wales under the Act with company number 11299879) Directors: Masayoshi Son (Chairman) Rene Haas (Chief Executive Officer and Director) Ronald D. Fisher (Non-Executive Director) Jeffrey A. Sine (Non-Executive Director) Karen E. Dykstra (Non-Executive Director) Rosemary Schooler (Non-Executive Director) Paul E. Jacobs (Non-Executive Director) Young Sohn (Non-Executive Director) 6 August 2026 Notice of 2026 Annual General Meeting I am pleased to provide you with details of our 2026 Annual General Meeting which will be held on 9 September 2026. Please refer to the notice to ADS holders on pages 3 and 4. Explanatory notes to each of the Resolutions can be found on pages 5 to 9. Your vote is important to us. As a holder of ADSs: - You are entitled to vote if you are a registered holder of ADSs as of 5:00 p.m. (Eastern Daylight Time) on 31 July 2026. You are entitled to instruct Citibank, N.A., the depositary for the ADSs, to vote on your behalf at the Annual General Meeting by completing and returning an ADS voting instruction card; but - You are not entitled to attend the Annual General Meeting itself. Further voting information is provided in the section headed “Voting Information for Holders of ADSs” on page 10. If any arrangements in respect of the Annual General Meeting change between now and the date of the Annual General Meeting, we will provide an update on our website below: https://investors.arm.com/ir-resources/annual-meeting Yours faithfully, Masayoshi Son Chairman

3 NOTICE TO ADS HOLDERS ANNUAL GENERAL MEETING ARM HOLDINGS PLC (incorporated and registered in England and Wales under the Companies Act 2006 with company number 11299879) NOTICE IS HEREBY GIVEN that the Annual General Meeting of Arm Holdings plc (the “Company”) will be held on 9 September 2026 at 3:00 p.m. (British Summer Time) to consider, and if thought fit, pass the following resolutions which will each be proposed as ordinary resolutions. ORDINARY RESOLUTIONS 1. To receive the accounts of the Company for the financial year ended 31 March 2026 together with the reports of the directors and the auditors of the Company thereon (the “Annual Report and Accounts”). 2. To receive and approve the directors’ remuneration policy, as set out on pages 48 to 58 of the Annual Report and Accounts (the “2026 Directors’ Remuneration Policy”), such policy to take effect from the date on which this resolution is passed. 3. To receive and approve the directors’ remuneration report (other than the 2026 Directors’ Remuneration Policy), as set out on pages 46 to 69 of the Annual Report and Accounts, for the financial year ended 31 March 2026. 4. To re-appoint Deloitte LLP as auditors of the Company to hold office from the conclusion of this meeting until the conclusion of the next annual general meeting of the Company at which the Company’s annual accounts and reports are laid before the Company. 5. To authorise the audit committee of the board of directors of the Company to fix the remuneration of the auditors of the Company. 6. To re-elect Masayoshi Son as a director of the Company, who is retiring in accordance with the Company’s articles of association and, being eligible, is offering himself for re-election. 7. To re-elect Rene Haas as a director of the Company, who is retiring in accordance with the Company’s articles of association and, being eligible, is offering himself for re-election. 8. To re-elect Ronald D. Fisher as a director of the Company, who is retiring in accordance with the Company’s articles of association and, being eligible, is offering himself for re-election. 9. To re-elect Jeffrey A. Sine as a director of the Company, who is retiring in accordance with the Company’s articles of association and, being eligible, is offering himself for re-election. 10. To re-elect Karen E. Dykstra as a director of the Company, who is retiring in accordance with the Company’s articles of association and, being eligible, is offering herself for re-election. 11. To re-elect Rosemary Schooler as a director of the Company, who is retiring in accordance with the Company’s articles of association and, being eligible, is offering herself for re-election. 12. To re-elect Paul E. Jacobs as a director of the Company, who is retiring in accordance with the Company’s articles of association and, being eligible, is offering himself for re-election. 13. To re-elect Young Sohn as a director of the Company, who is retiring in accordance with the Company’s articles of association and, being eligible, is offering himself for re-election.

4 BY ORDER OF THE BOARD /s/ Spencer Collins Spencer Collins 6 August 2026 Company Secretary

5 EXPLANATORY NOTES TO THE RESOLUTIONS PROPOSED AT THE ANNUAL GENERAL MEETING All the Resolutions are proposed as ordinary resolutions. This means that for each of those Resolutions to be passed, more than half of the votes cast must be in favour of the Resolution. Voting on all Resolutions at the Annual General Meeting will be conducted by way of a poll, rather than a show of hands. A “vote withheld” option will be provided to enable those voting to abstain on any Resolution. A vote withheld is not a vote in law and will not be counted in the calculation of the proportion of votes for and against a Resolution. Resolution 1 – Annual Report and Accounts The Directors are required by the Act to lay before the Company in general meeting copies of the directors’ reports, the independent auditors’ report and the audited financial statements of the Company in respect of each financial year. For the financial year ended 31 March 2026, these are all contained in the Annual Report and Accounts. In accordance with best practice, the Company proposes an ordinary resolution to receive the Annual Report and Accounts, a copy of which may be found at: https://investors.arm.com/ir- resources/annual-meeting. Resolution 2 – Approval of the 2026 Directors’ Remuneration Policy The Company last sought approval of its directors’ remuneration policy at the 2024 annual general meeting of the Company. The 2026 Directors’ Remuneration Policy is set out in full on pages 48 to 58 of the Annual Report and Accounts. The vote is binding which means that payments, including for loss of office, cannot be made to current, past or future Directors unless that payment is consistent with the 2026 Directors’ Remuneration Policy or has been approved by a resolution of the shareholders of the Company. If approved, the 2026 Directors’ Remuneration Policy will take effect immediately, and will remain valid until replaced by a new or amended policy. A remuneration policy will be put to the shareholders of the Company for approval again no later than the 2029 annual general meeting of the Company. Save for the amendments set out below, the 2026 Directors’ Remuneration Policy is in the same form as the 2024 Directors’ Remuneration Policy. The amendments to the 2024 Directors’ Remuneration Policy consist of adjusting the Performance Share Unit maximum achievement level from 125% to 200% for the Chief Executive Officer (which applies to all other participants) and the introduction of a new Value Creation Plan (“VCP”) Performance Share Unit award for the Chief Executive Officer. Our Board and Remuneration Committee believe that the VCP Performance Share Unit award aligns potential compensation with the delivery of exceptional, market-leading growth over the next five years, with vesting over seven years. Resolution 3 – Approval of the Directors’ Remuneration Report In accordance with section 439 of the Act, you are requested to approve the Directors’ Remuneration Report. The Directors’ Remuneration Report is set out on pages 46 to 69 of the Annual Report and Accounts. The Board considers that appropriate remuneration of Directors plays a vital part in helping to achieve the Company’s overall objectives. We encourage you to read the Directors’ Remuneration Report. Our Board and the Remuneration Committee believe that the policies and procedures as articulated in the Directors’ Remuneration Report are effective and that, as a result of these policies and procedures, we have and will continue to have high-quality directors. Our UK statutory auditors, Deloitte LLP, have audited those parts of the Directors’ Remuneration Report that are required to be audited. The Board has approved and signed the report in accordance with the Act. This vote is advisory and non-binding and the Directors’ entitlement to receive remuneration is not conditional on it. Payments made or promised to Directors will not have to be repaid, reduced or withheld in the event that the Resolution is not passed. Although non-binding, our Board and the Remuneration

6 Committee will review and consider the voting results when making future decisions regarding our Directors’ remuneration. Resolutions 4 and 5 – Appointment and remuneration of the auditors The Company is required to appoint auditors at each general meeting at which accounts are laid before the members, to hold office until the conclusion of the next such meeting. Resolution 4 is an ordinary resolution to re-appoint Deloitte LLP as the Company’s auditors to hold office until the conclusion of the next annual general meeting at which accounts are laid. They have indicated their willingness to stand for reappointment as auditors of the Company until the conclusion of the annual general meeting in 2027. The Audit Committee keeps under review the independence and objectivity of the external auditors. After considering the relevant information, the Audit Committee has recommended to the Board that Deloitte LLP be re-appointed as auditors. The Audit Committee will continue to consider the reappointment of the external auditors each year before making a recommendation to the Board. Resolution 5 is an ordinary resolution to authorise the Audit Committee to determine the auditors’ remuneration. In accordance with the charter of the Audit Committee, the Board has delegated authority to the Audit Committee to determine the auditors’ remuneration. Resolutions 6 to 13 (inclusive) – Re-appointment of Directors The Articles require that, at the end of each annual general meeting of the Company, all of the directors of the Company holding office at the date that notice is sent of that annual general meeting shall retire from office, except for any director appointed by the directors of the Company after notice of that annual general meeting has been given and before that annual general meeting has been held. Each of the Directors listed below is retiring and seeks re-election at the Annual General Meeting. Resolutions 6 to 13 seek your approval to re-elect these persons as directors of the Company. Having considered the performance of and contribution made by each of these Directors, the Board remains satisfied that, and the Chairman confirms that, the performance of each of these Directors continues to be effective and to demonstrate commitment to the role and as such the Board recommends their re-election. Biographical information for all the Directors standing for re-election is set out below. Masayoshi Son Non-Executive Director Masayoshi Son has served as a Director and Chairman of our Board since March 2018. From September 2016 to March 2018, Mr. Son served as Chairman of the Board. Mr. Son founded SoftBank Group in September 1981 and has been its Chairman and Chief Executive Officer since February 1986. Founded initially as a personal computer software distribution business, SoftBank Group and its portfolio of companies have expanded to cover a range of technologies, including advanced telecommunications, internet services, AI, smart robotics, and IoT. Mr. Son has overseen investments in some of the world’s fastest-growing technology companies. Mr. Son serves in various capacities within SoftBank Group’s portfolio of companies, including SoftBank Corp. (Japanese Telecommunication Operator) as its Chairman since 2015 and served as its Chairman and Chief Executive Officer from 2006 to 2015. Mr. Son has also served as Honorary Chairman of the Broadband Association in Japan. We believe Mr. Son’s vast executive leadership experience, including through his service as Chairman and Chief Executive Officer of SoftBank Group, a large international public company and our controlling shareholder, along with his significant expertise in technology and innovation, qualify him to serve on our Board. Rene Haas Executive Director Rene Haas has served as our Chief Executive Officer and a Director since February 2022. Prior to being appointed as Chief Executive Officer, Mr. Haas served as President of our IP Product Groups (“IPG”) from January 2017. Under his leadership, Mr. Haas transformed IPG to focus on key solutions for vertical markets with a more diversified product portfolio and increased investment in our software ecosystem. In addition to his role as Chief Executive Officer, Mr. Haas has sat on the board of SoftBank Group since June 2023. Mr. Haas also provides certain advisory and consulting services to SoftBank

7 Group. In April 2026, Mr. Haas was also appointed as Chief Executive Officer of SoftBank Group International, an operating platform that oversees certain subsidiaries of SoftBank Group. Mr. Haas joined the Company in October 2013 as Vice President of Strategic Alliances and two years later was appointed to the Arm Leadership Team (formerly known as the Executive Committee) and named Arm’s Chief Commercial Officer in charge of global sales and marketing. Before joining the Company, Mr. Haas held several applications management, applications engineering and product engineering roles, including seven years at NVIDIA as Vice President and General Manager of its computing products business. Prior to NVIDIA, Mr. Haas held executive roles at Scintera Networks and Tensilica. Mr. Haas earned his Bachelor of Science in Electrical and Electronics Engineering from Clarkson University and is a graduate of the Stanford University Graduate School of Business Executive Education Program. We believe Mr. Haas’ knowledge of our business as our Chief Executive Officer and his extensive experience in the semiconductor industry qualify him to serve on our Board. Ronald D. Fisher Non-Executive Director Ronald D. Fisher has served as a Director since March 2018. Mr. Fisher is a Senior Advisor at SoftBank Investment Advisors. Mr. Fisher joined SoftBank Group in 1995 and was the founder and Managing Partner of SoftBank Capital. Mr. Fisher joined the Board of SoftBank Group in 1997 and was Vice Chairman from 2017 to 2022. Mr. Fisher also serves on the boards of several of SoftBank Group’s portfolio companies. Mr. Fisher has more than 40 years of experience of working with high-growth and turnaround technology companies. Prior to joining SoftBank Group, Mr. Fisher was the Chief Executive Officer of Phoenix Technologies Ltd., the leading developer and marketer of system software products for personal computers, from 1990 to 1995. Mr. Fisher joined Phoenix from Interactive Systems Corporation, a UNIX software company that was purchased by the Eastman Kodak Company in 1988. Mr. Fisher served for five years as President, initially as Chief Operating Officer and then Chief Executive Officer at Interactive Systems. Mr. Fisher earned an MBA from Columbia University and a Bachelor of Commerce from the University of Witwatersrand in South Africa. We believe Mr. Fisher’s extensive business, operational and management experience in the technology industry qualifies him to serve on our Board. Jeffrey A. Sine Non-Executive Director Jeffrey A. Sine has served as a Director since September 2022. Mr. Sine is the Co-Founder and Partner of The Raine Group LLC, a global merchant bank focused on technology, media, and communications. Prior to founding The Raine Group LLC, he served as Vice Chairman and Global Head of Technology, Media & Telecom Investment Banking at UBS Investment Bank. Prior to that, Mr. Sine was Global Head of Media Investment Banking at Morgan Stanley and an attorney at Sullivan & Cromwell in New York and London. Mr. Sine currently serves on the boards of many portfolio companies and subsidiaries of The Raine Group LLC. He also serves on the boards of National Public Radio Foundation, TelevisaUnivision, Educational Testing Service, American University and The Manhattan Theatre Club. Mr. Sine has a B.A. from American University and a J.D. from the University of Southern California. We believe Mr. Sine’s significant experience as a leader and director of multiple global companies with international operations as well as his capital markets and financial experience from his tenure at global financial institutions qualify him to serve on our Board. Karen E. Dykstra Non-Executive Director Karen E. Dykstra has served as a Director since September 2022. Ms. Dykstra served as the Chief Financial Officer of VMware, Inc.(“VMware”) in 2023, a position she held while serving on VMware’s board of directors, and leading up to Broadcom Inc.’s acquisition of VMware. Ms. Dykstra previously served as Chief Financial and Administrative Officer, and as Chief Financial Officer, of AOL, Inc., a web portal and online service provider. Prior to joining AOL, Inc., Ms. Dykstra was a Partner at Plainfield Asset Management LLC (“Plainfield”), where she served as Chief Operating Officer, Chief Financial Officer and a director of Plainfield Direct LLC, Plainfield’s business development company. Previously, she spent over 25 years with Automatic Data Processing, Inc., a provider of human capital management solutions to employers, serving most recently as Chief Financial Officer, and prior thereto as Vice President – Finance, Corporate Controller, and in other capacities. Ms. Dykstra currently serves on the board of Gartner, Inc. and Atlassian Corporation, and is a former director of VMware, Crane Co., AOL,

8 Inc. and Boston Properties, Inc. We believe Ms. Dykstra’s broad executive management experience and financial expertise as the Chief Financial Officer of multiple global companies and her experience from serving on the board of directors of other companies in the technology industry qualify her to serve on our Board. Rosemary Schooler Non-Executive Director Rosemary Schooler has served as a Director since December 2022. Ms. Schooler has over 30 years of experience in the global technology industry. She most recently served as Corporate Vice President and General Manager of Data Center and AI Sales for Intel Corporation. During her 33-year career at Intel, Ms. Schooler managed and oversaw sales and corporate strategy for the company’s IoT business. Ms. Schooler also held vice president and general manager positions at a number of Intel start-up initiatives in the embedded/IoT, networking and storage businesses, including architecture, product development and customer success efforts. In her networking role, Ms. Schooler led industry transforming initiatives, including Network Function Virtualization and technologies such as Data Plane Development Kit. Ms. Schooler has supported industry efforts, including ATIS and TIA, as well as non- profits, including the National Center for Women in Technology. She was previously a director for Cloudera and currently serves on the board of directors for Zurn Elkay Water Solutions Corporation, Kubex (formerly Densify) and Mitsubishi Electric Power Products. She is also a strategic advisor for PQShield and Iron Mountain. Ms. Schooler earned a B.S. in ceramic science and engineering from Penn State University. We believe Ms. Schooler’s expansive knowledge of corporate strategy and strategic planning and vast experience as a leader in the technology industry qualify her to serve on our Board. Paul E. Jacobs Non-Executive Director Paul E. Jacobs, PhD has served as a Director since December 2022. Dr. Jacobs has been the Chief Executive Officer and a director of Globalstar, Inc. since August 2023. He is the Chairman, and until April 2024 also held the position of Chief Executive Officer, of Virewirx, Inc. (formerly known as XCOM Labs), which he founded in 2018 to develop high performance wireless technologies and applications. Prior to founding XCOM Labs, Dr. Jacobs served as the Chief Executive Officer and Executive Chairman of Qualcomm Inc., where he spearheaded the company’s efforts to develop and commercialize fundamental mobile technology breakthroughs that fueled the wireless internet and smartphone revolutions. Dr. Jacobs is a prolific inventor with over 80 U.S. patents granted or pending in the field of wireless technology and devices. Dr. Jacobs currently also serves as a director of Globalstar, Inc., Virewirx, Inc., Deako Inc., and as an alternate governor of the NBA Board of Governors. He earned a B.S. in Electrical Engineering and Computer Science, M.S. in Electrical Engineering, and Ph.D. in Electrical Engineering and Computer Science from the University of California, Berkeley. He founded the Jacobs Institute for Design Innovation at the University of California, Berkeley. Dr. Jacobs is a member of the National Academy of Engineering and a Fellow of the American Academy of Arts and Sciences. We believe Dr. Jacobs’ experience as the leader and board member of multiple global companies, as well as his innovation and business experience with companies in, and his in-depth knowledge of, the technology sector, qualify him to serve on our Board. Young Sohn Non-Executive Director Young Sohn has served as a Director since September 2024. Mr. Sohn has served as a founding managing partner of Walden Catalyst Venture, a venture capital firm, since January 2021. Mr. Sohn has served as the chairman of the Semiconductor Advisory Board of Samsung Electronics Co., Ltd. (“Samsung Electronics”) since February 2024. Mr. Sohn previously served as Corporate President and Chief Strategy Officer of Samsung Electronics from August 2012 to December 2020. Prior to joining Samsung, Mr. Sohn worked in Silicon Valley building and scaling businesses in core technologies, including semiconductors and storage, where he served as chief executive of Oak Technologies, Avago (then known as Agilent), and Inphi. In addition, under his leadership as CEO or board member, he took PLX Technologies, Synnex Technologies, and Inphi public. Mr. Sohn co-founded the Extreme Tech Challenge (XTC), the world’s largest startup competition for entrepreneurs addressing global challenges. He has served on the board of directors of Cadence Design Systems and as chairman of

9 the board of HARMAN International since May 2012 and March 2017, respectively. Mr. Sohn holds a B.S. in electrical engineering from the University of Pennsylvania and an M.S. from the MIT Sloan School of Management. We believe Mr. Sohn’s extensive experience as a leader and a board member of multiple global companies and his in-depth knowledge of the technology industry qualify him to serve on our Board.

10 VOTING INFORMATION FOR HOLDERS OF ADSs Can I attend the Annual General Meeting? No. ADS holders cannot attend the Annual General Meeting. Can I vote? Yes. Your vote is important to us. If you are a registered holder of ADSs as of 5:00 p.m. (Eastern Daylight Time) on 31 July 2026, you will be able to instruct the Depositary to vote the Shares represented by your ADSs on your behalf by completing and returning an ADS voting instruction card to the Depositary no later than the time and date specified in the ADS voting instruction card. The Depositary will send registered holders of ADSs as of 5:00 p.m. (Eastern Daylight Time) on 31 July 2026 an ADS voting instruction card and an explanatory depositary notice of meeting. Please read the instructions carefully to ensure you have completed and signed the ADS voting instruction card correctly. When is my voting entitlement fixed? To instruct the Depositary to vote, you must be a registered holder of ADSs at 5:00 p.m. (Eastern Daylight Time) on 31 July 2026. Your voting entitlement will depend on the number of ADSs you hold at that time. By when do I have to submit my ADS vote? Voting instructions via the ADS voting instruction card must be received by the Depositary by 10:00 a.m. (Eastern Daylight Time) on 2 September 2026 in the manner and at the address specified in the ADS voting instruction card. I already voted as an ADS holder but have changed my mind – can I change my vote? You can submit a new ADS voting instruction card at any time before 10:00 a.m. (Eastern Daylight Time) on 2 September 2026. If you wish to amend the ADS voting instruction card you must do so in writing and sign your new ADS voting instruction card. The ADS voting instruction card last received by the Depositary by 10:00 a.m. (Eastern Daylight Time) on 2 September 2026 will be the one that is followed. I hold my ADSs through a brokerage firm, bank or nominee – can I still vote? If you hold ADSs through a brokerage firm, bank or nominee, the materials for ADS holders, including the ADS voting instruction card, will be sent to that organisation. The organisation holding your account is considered the ADS holder of record. Please reach out to that organisation to provide your voting instructions and return your voting instructions to such organisation by its deadline. Who should I contact if I have queries? If you have queries about how you can deliver voting instructions, please contact Citibank, N.A. – ADR Shareholder Services by telephone: +1-877-248-4237 or by email: Citibank@shareholders- online.com or at Citibank, N.A. – ADR Shareholder Services, P.O. Box 43077, Providence, Rhode Island 02940-3077, USA.

11 DEFINITIONS The following words and expressions apply throughout this document, unless the context requires otherwise: “2024 Directors’ Remuneration Policy” the directors’ remuneration policy approved by the shareholders at the 2024 annual general meeting of the Company; “2026 Directors’ Remuneration Policy” the Directors’ remuneration policy of the Company set out on pages 48 to 58 of the Annual Report and Accounts; “Act” the Companies Act 2006 (as amended); “ADSs” American Depositary Shares, each an “ADS” and each representing one Share; “AI” artificial intelligence; “Annual General Meeting” the Annual General Meeting of the Company to be held on 9 September 2026; “Annual Report and Accounts” the accounts of the Company for the financial year ended 31 March 2026, together with the reports of the Directors and the auditors of the Company thereon; “Articles” the articles of association of the Company in force at the date of this document; “Audit Committee” the audit committee of the Board; “Board” or “Directors” the directors of the Company as at the date of this document, whose names are set out on page 2 of this document, and a “Director” means any one of them; “Company” Arm Holdings plc, a company registered in England and Wales with company number 11299879; “Depositary” Citibank, N.A., the depositary for the ADSs; “Directors’ Remuneration Report” the Directors’ remuneration report of the Company set out on pages 46 to 69 of the Annual Report and Accounts; “IoT” internet of things; “Remuneration Committee” the remuneration committee of the Board; “Resolutions” the resolutions to be proposed at the Annual General Meeting as set out in the notice to ADS holders on page 3, each a “Resolution”; “Shares” the ordinary shares of £0.001 each in the capital of the Company; and “SoftBank Group” SoftBank Group Corp.

12 Additional Notices No person should construe the contents of this document as legal, tax or financial advice and recipients of this document should consult their own advisers as to the matters described in this document. Cautionary note regarding forward-looking statements This document contains statements about the Company that are or may be “forward-looking statements”. All statements, other than statements of historical facts, included in this document may be forward-looking statements. Without limitation, any statements preceded or followed by, or that include, the words “targets”, “plans”, “believes”, “expects”, “aims”, “intends”, “will”, “may”, “should”, “anticipates”, “estimates”, “projects” or words or terms of similar substance or the negative thereof, are forward-looking statements. These forward-looking statements are not guarantees of future performance and have not been reviewed by the auditors of the Company. These factors are discussed in the “Risk Factors” section of filings that the Company makes with the U.S. Securities and Exchange Commission, including its Annual Report on Form 20-F for the financial year ended 31 March 2026. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of any such person, or industry results, to be materially different from any results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding the present and future business strategies of such persons and the environment in which each will operate in the future. Investors should not place undue reliance on such forward-looking statements and, save as is required by law or regulation, the Company does not undertake any obligation to update publicly or revise any forward-looking statements (including to reflect any change in expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based). All subsequent oral or written forward-looking statements attributed to the Company or any persons acting on its behalf are expressly qualified in their entirety by the cautionary statement above. All forward-looking statements contained in this document are based on information available to the Directors at the date of this document, unless some other time is specified in relation to them, and the posting or receipt of this document shall not give rise to any implication that there has been no change in the facts set forth herein since such date. Notice to persons outside the United Kingdom The distribution of this document in certain jurisdictions may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.